Mail Stop 3561

September 16, 2008

George L. Lindemann
Chairman of the Board, President and Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

Robert O. Bond
President and Chief Operating Officer
Panhandle Eastern Pipe Line Company, LP
5444 Westheimer Road
Houston, TX 77056-5306

> **Re:** **Southern Union Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A, as Amended**
> **Filed April 7, 2008**
> **File No. 001-06407**
>
> **Panhandle Eastern Pipe Line Company, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-02921**

Dear Mr. Lindemann and Mr. Bond:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Southern Union Company

Form 10-K for Fiscal Year Ended December 31, 2007

Changes in Internal Control over Financial Reporting, page 54

1. We note your disclosure on page 54 that "Management is not aware of any change in Southern Union's internal control over financial reporting that occurred during the quarter ended December 31, 2007 and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting." You may not qualify this disclosure in terms of management's knowledge. In future filings, please state, if true, that there has been no change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Additionally, please confirm to us that had this revised disclosure been included in the filing, it would have been accurate. See Item 308(d) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Gathering and Processing Revenues and Cost of Sales Recognition, page F-10

2. We note that SUGS accounts for sale and purchase arrangements on a gross basis in the statements of operations. Please tell us your basis in GAAP for this accounting, including your consideration of EITF 99-19. Additionally, we note your disclosure that contractual arrangements establish the purchase of natural gas and NGLs at specified locations and the sale at different locations on the same or other specified dates. Please clarify for us whether such purchases and sales are with the same counterparty. If so, tell us your consideration of the applicability of EITF 04-13, APB 29 and/or SFAS 153.

Fuel Tracker, page F-13

3. Please explain to us in further detail the purpose of the fuel tracker and why Trunkline and Trunkline LNG's accounting for under-recovered fuel differs from the accounting used by other Panhandle companies.

Note 3. Acquisitions and Sales, page F-16

Acquisition of Sid Richardson Energy Services, page F-16

4. Since you incorporate by reference Form 10-K in registration statements on Form S-8 and Form S-3, you may have to name and file the written consent of the third-party appraiser you reference. In this regard, please explain to us the nature and extent of the appraiser's involvement in your decision-making process as it relates to accounting for the acquisition. Alternatively, you may remove the reference to the appraiser. If you do not believe a consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

CCE Holdings Transactions, page F-18

5. We note that you recorded a pre-tax gain of $74.8 million associated with the series of transactions that increased your ownership in CCE Holdings from 50% to 100% and eliminated your 50% interest in Transwestern. Please tell us in sufficient detail how this gain was calculated. In doing so, please describe the authoritative guidance used in accounting for this transaction and tell us the basis of accounting for the consideration transferred and received.

Note 6. Property, Plant and Equipment, page F-21

6. Please segregate your property and accumulated depreciation balances between your regulated and non-regulated operations.

Note 10. Stockholders' Equity, page F-28

7. We note that in connection with the June 2003 and the February 2005 equity unit issuances you entered into forward stock purchase contracts that obligated the holder to purchase your common stock. As it appears the forward contracts called for variable share settlement within a specified range of stock prices, please tell us how you concluded the forward contracts were not liabilities under SFAS 150. Ensure that you address in detail how you concluded that the possibility of issuing a variable number of shares for a fixed monetary amount was not "predominant." Refer to the guidance in paragraph 12.a of SFAS 150 and Example 4 in FSP No. FAS 150-1.

Note 14. Benefits, page F-38

8. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Exhibits 23.1 and 23.2

9. We note that the consents of your independent registered public accounting firm do not include conformed signatures. Please file a full amendment to Form 10-K to include signed consents.

Definitive Proxy Statement on Schedule 14A Filed April 7, 2008, as Amended

Non-Qualified Deferred Compensation, page 30

10. In your letter to us dated September 21, 2007, you stated in response to comment 10 of our letter dated August 21, 2007 "that executives, including Named Executive Officers, who make deferral elections under the non-qualified supplemental retirement plan are not entitled to receive payments of cash interest from the Company. Moreover, deferrals may only be invested in Company stock or available mutual funds for which earnings are calculated on a market value basis. The value of the deferrals is calculated and available to the participating executives daily based on that day's market price for Company stock or the publicly available mutual fund shares." In future filings, please include this disclosure, unless it is no longer applicable. See Item 402(i)(3)(ii) of Regulation S-K.

Panhandle Eastern Pipe Line Company, LP

Form 10-K for Fiscal Year Ended December 31, 2007

Note 4. Related Party Transactions, page F-16

11. Please explain to us in further detail how the tax sharing agreement with Southern Union operates and explain to us the relationship between the income tax payable to Southern Union and the tax sharing note receivable from Southern Union. Additionally, explain to us why the net increase in income taxes payable – related parties is classified as an investing activity rather than an operating activity on the

statement of cash flows and why there is no activity in this line item in fiscal 2006 and 2005. Finally, please explain to us why the tax sharing note receivable is classified as a contra-equity account.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or in his absence Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director